Exhibit 99.1

Paul Dobson Appointed SVP & CFO of Ballard Power Systems

VANCOUVER, BC, March 10, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the appointment of Mr. Paul Dobson as Senior Vice-President and Chief Financial Officer, effective March 29th, 2021. Mr. Dobson will replace Tony Guglielmin, who is retiring after serving as the Company's CFO since 2010. Tony will continue to serve as an employee in an advisory role until May 31st, 2021 to support the CFO transition process.

"I am thrilled to welcome Paul to Ballard," commented Randy MacEwen, Ballard's President & CEO. "With over 25 years of global financial, operations and leadership experience, including significant experience in the energy industry, Paul joins our executive team at an important time. I am confident that he will hit the ground running and will be a valuable business partner as we grow our business organically and pursue M&A opportunities."

"This is an exciting time to step into the CFO role at Ballard, given the clear momentum in the hydrogen and fuel cell industry and Ballard's leading market position," said Paul Dobson. "I look forward to working with Randy and the entire Ballard organization to continue executing our strategic plan, accelerate growth and deliver value to shareholders. And, on a personal note, I'm highly energized by the compelling opportunities we have in front of us to decarbonize mobility and grow the business over the coming decade."

Mr. MacEwen added, "On behalf of the entire Ballard organization, we thank and recognize Tony for his immense contributions to Ballard's strategy, organizational development and market positioning over the past decade. Tony is a consummate professional with integrity and commitment to prudent financial management. He leaves the Company with a solid financial position and a dedicated finance and administration team. We wish Tony well during the next chapter of his life in retirement."

Tony Guglielmin stated, "It's been a privilege to serve as Ballard's CFO. I retire with considerable confidence in Ballard's future, with the Company well-positioned to lead in the transition to a cleaner, zero-emission world, with a very strong balance sheet. I look forward to Ballard's ongoing success under Randy's leadership, with a strong executive team and dedicated workforce, and to working with Paul on a smooth transition over the coming weeks."

The appointment of Paul Dobson follows a comprehensive search process supported by a leading global search firm. Mr. Dobson has extensive executive-level experience in the energy and financial sectors. He currently serves on the board of directors of Methanex Corporation, the world's largest producer and supplier of methanol. He most recently served as CFO and Interim CEO of Hydro One, an electricity transmission and distribution utility serving Ontario, Canada. Previously, he held senior financial and operating roles at Direct Energy for 15 years, including as CFO and COO. Prior to that he served for 10 years at CIBC in various finance, strategy and business development roles. He holds an Honours Bachelor's degree from the University of Waterloo, an MBA from the Ivey Business School, Western University and is a CPA, CMA.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 10-MAR-21